1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549



02045303

PE 6/30/02

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934



RECEIVED
JUL 5 2002
151

Dated July 2, 2002

For the month of June 2002

United Microelectronics Corporation
(Translation of Registrant's Name into English)

No. 3 Li Hsin Road II
Science-Based Industrial Park
Hsinchu, Taiwan, R.O.C.
(Address of Principal Executive Office)



PROCESSED
JUL 22 2002
THOMSON
FINANCIAL

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ___V___ Form 40-F ________

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ________ No ___V___

(If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Commission on January 2, 2002, as amended (File No.333-14256).

Contacts:

Chitung Liu / Ite Pan
UMC, Investor Relations
(886) 2-2700-6999 ext. 6957
Chitung_Liu@umc.com
Ite_Pan@umc.com

Luca Biondolillo
Breakstone & Ruth
(646) 536-7012
Lbiondolillo@breakstoneruth.com

UMC Shareholders Approved NT$1.5 Stock Dividend for Fiscal Year 2001

Hsinchu, Taiwan, R.O.C. – *June 3, 2002*, - *United Microelectronics Corporation* (NYSE: UMC; TAIEX: 2303), today held its Annual General Shareholders' Meeting, at which shareholders approved the following items:

1. The financial statements for fiscal year 2001, according to which UMC's revenues for the year were NT$64,493 million, with a net after tax loss of NT$3,157 million, or a net after tax loss of NT$0.24 per common share.

2. A capitalization of NT$21,391,502,300 from un-appropriated earnings for and prior to the year 2000.

3. A stock dividend of NT$1.50 per common share. Each shareholder will be entitled to receive a stock dividend of 150 additional shares for every 1,000 shares held.

4. The Rules for Election of UMC's directors and supervisors.

5. The revision of the Articles of Incorporation, which included necessary modifications to UMC's Articles of Incorporation to comply with recent changes in the Corporate Law of the Republic of China (ROC).

At the Meeting Vice-Chairman and CEO John Hsuan reiterated, "Our most recent data indicate that we are on track to meet our previously issued guidance for the second quarter of this year. A strong recovery in our business is bringing us back to profitability. The average utilization rate of our fabs is growing to approximately 70 percent, from 50 percent for the first quarter of 2002. Average selling price (ASP) per wafer should also improve quarter-on-quarter due to an improved sales mix. Additionally, as the semiconductor industry continues to recover, we expect our operations to improve greatly year-on-year. We will also continue to work our hardest for the benefit of our customers, stockholder, and employees."

About UMC
UMC (NYSE: UMC, TSE: 2303) is a world-leading semiconductor foundry that manufactures advanced process ICs for applications spanning every major sector of the semiconductor industry. UMC delivers the cutting-edge foundry technologies that enable sophisticated system-on-chip (SOC) designs, including 130nm (0.13um) copper/low k, embedded DRAM, and mixed signal/RFCMOS. In addition, UMC is a leader in 300mm manufacturing with three strategically located 300mm fabs to serve our global customer base: Fab 12A in Taiwan, UMCi in Singapore (completion in early 2002), and AU Pte. Ltd., a joint venture facility with AMD that is also located in Singapore (production in 2005). UMC employs over 8,500 people worldwide and has offices in Taiwan, Japan, Singapore, Europe, and the United States. UMC can be found on the web at http://www.umc.com.

United Microelectronics Corporation
June 7, 2002

Subject: Announcement on the disposal of Mediatek stock

Regulation: Taiwan Stock Exchange Corporation Operation Procedures for Press Conference Regarding Material Information of Listed Companies Article 2-20

Content:

1) **Name of the security: Mediatek Inc.**
2) **Transaction date: May 13, 2002 ~ June 7, 2002**
3) **Transaction quantity:200,000 shares; Unit price: NTD522.01; Total amount: NTD104,402,000**
4) **Gain (or loss) on the transaction: NTD 98,813,360 in profit**
5) **Relationship with the transaction party: Investee company under cost method**
6) **Accumulated (including this transaction) quantity: 44,078,600 shares; book value: NTD 1,231,698,724; percentage hold: 13.95%**
7) **Total asset ratio: 18.33%; stockholder's equity ratio: 25.42%; operating capital (current quarter): NTD 53,485,990,000**
8) **Purpose of acquisition or disposal: financial maneuver**
9) **Other disclosure: None**

United Microelectronics Corporation
June 7, 2002

Subject: Offering and Issuance of AUO Exchangeable Bonds

Regulation: Taiwan Stock Exchange Corporation Operation Procedures for Press Conference Regarding Material Information of Listed Companies Article 2-44

Content:

1) **Event date: June 7, 2002**

2) **Reason for the cause:**

On June 7, 2002, Lehman Brothers International (Europe) exercised an option to purchase an additional US$30,000,000 Optional Bonds. The total issuance amount for AUO Exchangeable Bonds is USD$235,000,000. The Bonds are issued at par in registered form in denomination of USD10,000.

The offering term is the same as the announcement on May 4, 2002.

3) **Contingency procedures: N/A**

4) **Other disclosures: N/A**

United Microelectronics Corporation

June 10, 2002

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of May 2002

1) Sales volume (NT$ Thousand)

Period	*Items*	*2002*	*2001*	*Changes*	*%*
May	*Invoice amount*	7,180,736	5,032,014	2,148,722	42.70
Jan –May	*Invoice amount*	27,282,808	35,448,194	-8,165,386	-23.03
May	*Net sales*	6,630,053	4,949,831	1,680,222	33.95
Jan –May	*Net sales*	24,028,232	34,360,424	-10,332,192	-30.07

2) Funds lent to other parties (NT$ Thousand)

	Limit of lending	*May*	*Bal. as of period end*
UMC	26,671,391	0	0
UMC's subsidiaries	2,019,674	(32,444)	1,907,441

3) Endorsements and guarantees (NT$ Thousand)

	Limit of endorsements	*May*	*Bal. as of period end*
UMC	53,342,782	0	0
UMC's subsidiaries	30,866	230	16,579
UMC endorses for subsidiaries		0	0
UMC's subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC's subsidiaries endorse for PRC companies		0	0

4) Financial derivatives transactions

a-1 Hedging purpose (for assets/liabilities denominated in foreign currencies)

Underlying assets / liabilities	N/A
Financial instruments	
Realized profit (loss)	

a-2 Hedging purpose (for the position of floating rate liabilities)

Underlying assets / liabilities	N/A
Financial instruments	
Realized profit (loss)	

b Trading purpose : None

United Microelectronics Corporation
June 11, 2002

Subject: Announcement on the disposal of Novatek stock

Regulation: Taiwan Stock Exchange Corporation Operation Procedures for Press Conference Regarding Material Information of Listed Companies Article 2-20

Content:

1) Name of the security: Novatek Microelectronics Corp.
2) Transaction date: Feb 5, 2002 ~ June 11, 2002
3) Transaction quantity:780,000 shares; Unit price: NTD128.95; Total amount: NTD100,584,500
4) Gain (or loss) on the transaction: NTD 87,458,745 in profit
5) Relationship with the transaction party: Investee company under cost method
6) Accumulated (including this transaction) quantity: 62,287,500 shares; book value: NTD 1,072,581,026; percentage hold: 26.49%
7) Total asset ratio: 18.33%; stockholder's equity ratio: 25.42%; operating capital (current quarter): NTD 53,485,990,000
8) Purpose of acquisition or disposal: financial maneuver
9) Other disclosure: None



Editorial Contacts:

UMC
KJ Communications
Eileen Elam
(650) 917-1488
kjcome@cs.com

Micronas
Press Office
Iris Bahr
+49 (761) 517-2324
media@micronas.com

In Taiwan:
UMC
Alex Hinnawi
(886) 2-2700-6999 ext. 6958
alex_hinnawi@umc.com

MICRONAS AND UMC FORM LONG-TERM FOUNDRY RELATIONSHIP

Micronas to utilize UMC manufacturing and technologies

Hsinchu, Taiwan and Freiburg, Germany, June 11th, 2002—Micronas (SWX: MASN, Neuer Market Frankfurt: MNSN), a leading supplier of cutting-edge IC solutions for consumer and automotive electronics, and United Microelectronics Corporation (NYSE: UMC, TSE: 2303), a world-leading semiconductor foundry, today announced a five-year agreement where UMC will be the principal supplier of mixed-mode ICs for Micronas. Under the terms of the agreement, Micronas will have access to UMC's advanced technologies and foundry capacity. Micronas' DPS 9450 first pass silicon has been successfully presented in April and is now in qualification at UMC, and first engineering lots of the MDE 9500, a single-chip hybrid analog/digital TV decoder, are to be processed soon. Both products use UMC's 0.18 micron mixed-mode CMOS technology.

"The foundry agreement will put the existing partnership between UMC and Micronas on a solid base," comments Dr. Wolfgang Kalsbach, CEO of Micronas. "Future system solutions on our roadmap will profit from an early access to most advanced technologies."

"We are pleased to deepen our relationship with Micronas," said John Hsuan, vice chairman and CEO of UMC. "Micronas will be able to rely on UMC's investments in advanced technology and manufacturing capacity under this long-term supply agreement. Our foundry resources are sure to further strengthen their market position as a leader in providing application solutions in promising, high-growth semiconductor sectors."

###

About Micronas

Micronas (SWX: MASN, Neuer Markt Frankfurt: MNSN), a semiconductor company group with worldwide operations, is a leading supplier of cutting-edge IC and sensor system solutions for consumer electronics, multimedia and automotive electronics. The holding is headquartered in Zurich (Switzerland). Currently, the Micronas group employs about 1500 people. In 2001, it generated over CHF 566 Million in sales. For more information on Micronas and its products, please visit www.micronas.com.

About UMC

UMC (NYSE: UMC, TSE: 2303) is a world-leading semiconductor foundry that manufactures advanced process ICs for applications spanning every major sector of the semiconductor industry. UMC delivers the cutting-edge foundry technologies that enable sophisticated system-on-chip (SOC) designs, including 0.13-micron copper/low k, embedded DRAM, and mixed signal/RFCMOS. In addition, UMC is a leader in 300mm manufacturing with three strategically located 300mm fabs to serve our global customer base: Fab 12A in Taiwan, UMCi in Singapore (completion in 2002), and AU Pte. Ltd., a joint venture facility with AMD also located in Singapore (production in 2005). UMC employs over 8,500 people worldwide and has offices in Taiwan, Japan, Singapore, Europe, and the United States. UMC can be found on the web at www.umc.com.

###

United Microelectronics Corporation

For the month of May, 2002

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation ("UMC") (NYSE : UMC) 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of May, 2002

1) The trading of directors, supervisors, executive officers and 10% shareholders

Title	*Name*	*Number of shares held when elected (for Directors, Supervisors and Executive Officers) or as May 30, 2001*	*Number of shares held as of April 30, 2002*	*Number of shares held as of May 31, 2002*	*Changes*
N/a	N/a				

2) The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders : None

3) The acquisition assets (NT$ Thousand)

Description of assets	*May*	*Jan –May*
Semiconductor Manufacturing Equipment	1,881,420	5,968,986
Fixed assets	29,080	33,801

4) The disposition of assets (NT$ Thousand)

Description of assets	*May*	*Jan –May*
Semiconductor Manufacturing Equipment	3,225	54,149
Fixed assets	12,274	28,772

news


invent

Hewlett-Packard Taiwan Co. Ltd
02-2712-0404
www.hp.com.tw

Editorial Contacts:

Hewlett-Packard Taiwan Co. Ltd
Mimi Huang
Tel : 886-2-2717-9522
Mimi_huang@hp.com

Era Public Relations Co., Ltd.
Silvia Chi/Christine Kao/Paul Yen
Tel:886-2-25052100*301/313/308
Paul_yen@erapr.com

UMC Launches e-Procurement Portal

New world class system, developed in collaboration with HP consulting team, offers online purchase order processing and electronic approval.

[June 17, 2002, Taipei] United Microelectronics Corporation (UMC) today announced that its e-Procurement Portal has officially begun operation. The announcement was co-hosted by UMC vice chairman and CEO John Hsuan and Rosemary Ho, Country Manager of HP Taiwan. High-level representatives from the majority of UMC's suppliers, who are already online and have demonstrated the effectiveness of the new system, attended the event.

John Hsuan said, "UMC is constantly upgrading and evolving our online services to better streamline the interactive process for between UMC and our procurement partners. Today's announcement further demonstrates our commitment to provide the most efficient and effective online services, and sets a new industry standard for online supply chain management."

Rosemary Ho added, "HP has over ten-year experiences establishing electronic procurement systems, most notably with its HP KeyChain e-procurement architecture which has already improved HP's own procurement efficiency by over 30%. HP's participation in the establishment of UMC's e-procurement portal has been not only an opportunity to share the experience with our partner, but for HP it is the highest affirmation from the semiconductor supply chain. In the future, HP will not only continue to grow with UMC and its suppliers but will also continue advancing towards its goal of maximizing e-commerce penetration across the full range of Taiwan's industries."

Features of UMC's E-Procurement Portal:

1. First to implement purchase order electronic approval (Verification system provided by Taiwan-Ca (TaiCa); Registration Authority and digital signature secure module software provided by Formosoft International). Functions that give online trading a legal standing.
2. Faultless Internet security system and multi-platform management system to enable all types of procurement, including international.
3. Full featured search engine, enquiries system and efficient transaction control system.
4. Cross-department, multi-function, automated management system
5. Complete implementation of electronic unified pricing and materials management.
6. Comprehensive, interactive e-learning system to help suppliers get online quickly.

About UMC

UMC is a world-leading semiconductor foundry that manufactures advanced process ICs for applications spanning every major sector of the semiconductor industry. UMC delivers the cutting-edge foundry technologies that enable sophisticated system-on-chip (SOC) designs, including 0.13-micron copper/low k, embedded DRAM, and mixed signal/RFCMOS. In addition, UMC is a leader in 300mm manufacturing with three strategically located 300mm fabs to serve our global customer base: Fab 12A in Taiwan, UMCi in Singapore (completion in 2002), and AU Pte. Ltd., a joint venture facility with AMD also located in Singapore (production in 2005). In addition to wafer manufacturing, UMC customers benefit from services such as extensive silicon-verified IP resources, design libraries, and full front-end and backend support.

UMC employs over 8,500 people worldwide and has offices in Taiwan, Japan, Singapore, Europe, and the United States.

About HP

HP is a leading global provider of products, technologies, solutions and services to consumers and businesses. The company's offerings span IT infrastructure, personal computing and access devices, global services and imaging and printing. The merged company had combined revenue of approximately $81.7 billion in fiscal 2001 and operations in more than 160 countries. Information about HP and its products can be found at www.hp.com



Editorial Contacts:

UMC
KJ Communications
Eileen Elam
(650) 917-1488
kjcome@cs.com

SandCraft, Inc.
Sabrina Joseph
(408) 490-3213
sabrina@sandcraft.com

In Taiwan:
UMC
Alex Hinnawi
(886) 2-2700-6999 ext. 6958
alex_hinnawi@umc.com

For Immediate Release

UMC's 0.15um Copper Process Enables SandCraft's SR71040A, the Industry's Highest Performance Per Dollar MIPS64 CPU

SR71040A is the 2nd SandCraft chip manufactured by UMC

Hsinchu, Taiwan, June 24, 2002 – UMC (NYSE: UMC, TSE: 2303), a world-leading semiconductor foundry, and SandCraft, Inc. a leader in the design of high-performance MIPS® processors, today announced that SandCraft's newly introduced SR71040A CPU chip is being manufactured on UMC's 0.15um logic copper process. The 600MHz superscalar embedded microprocessor represents today's highest value in terms of performance per dollar available in the MIPS64 architecture. The SR71040A complements SandCraft's flagship SR71010A, the industry's highest performance production released MIPS64 CPU, also fabricated using UMC's 0.15um copper process. Both utilize the same CPU pipeline, with the SR71040A having smaller caches in a lower pin-count package.

"We are delighted that SandCraft continues to select UMC for the production of its high-performance MIPS processors, and we are looking forward to working with the company on new developments. In particular, we are eager to collaborate with SandCraft on its upcoming, next generation 0.13 micron 800MHz processors," said Fu Tai Liou, chief officer of worldwide marketing and sales for UMC.

SandCraft's SR71040A utilizes various UMC design resources including high-performance bitcells for integrated on-chip memory, which includes 16 KB of both primary instruction and primary data cache and 128 KB of unified secondary cache, which in turn optimizes system performance while reducing system cost. The SR71040A targets value-oriented applications, including enterprise LANs, Storage Area Network systems, security-processing systems, remote aggregation systems such as DSLAMs and wireless head ends, and office automation products such as laser printers and multifunction peripherals.

"We are very pleased to have a strong strategic alliance with UMC. UMC offers leading-edge process technologies as well as an excellent support team allowing SandCraft to push both the performance end of the application spectrum with the SR71010A and value end of the application spectrum with the SR71040A," said Paul Vroomen, president and CEO of SandCraft. "We look forward to building on this partnership as we move to 0.13um and 90-nanometer process."

SandCraft and UMC have been strategic partners since 2000, with UMC producing SandCraft's SR71010A, the highest performance production released MIPS 64 CPU on the market and the SR71040A the highest performance per dollar CPU. In addition, the two companies are now working together to develop the next generation of Sandcraft's ICs based on UMC's 0.13um process that features eight copper layers with true low-k dielectric.

About UMC

UMC (NYSE: UMC, TSE: 2303) is a world-leading semiconductor foundry that manufactures advanced process ICs for applications spanning every major sector of the semiconductor industry. UMC delivers the cutting-edge foundry technologies that enable sophisticated system-on-chip (SOC) designs, including 0.13-micron copper/low k, embedded DRAM, and mixed signal/RFCMOS. In addition, UMC is a leader in 300mm manufacturing with three strategically located 300mm fabs to serve our global customer base: Fab 12A in Taiwan, UMCi in Singapore (completion in 2002), and AU Pte. Ltd., a joint venture facility with AMD also located in Singapore (production in 2005). UMC employs over 8,500 people worldwide and has offices in Taiwan, Japan, Singapore, Europe, and the United States. UMC can be found on the web at http://www.umc.com.

About SandCraft Inc.

SandCraft, founded in June 1996, develops and markets advanced superscalar microprocessors for high-performance networking equipment, office automation and high end consumer applications, based on the MIPS Instruction Set Architecture. The company's first products are primarily targeted for use in communications applications such as control plane processing in core and edge switches and routers, high end enterprise LAN switches and routers, storage area networks (SAN) and remote access systems such as DSL aggregators and wireless head-ends. Office automation applications such as color, black and white laser printers and raster image processing also utilize processors of this class. http://www.sandcraft.com

###

Editorial contacts:

Synad
Stephen Waddington or
Zuz Pasierbinska
Rainier
+44 (0) 20 7494 6570
swaddington@rainierco.co.uk
zpasierbinska@rainierco.co.uk

UMC
KJ Communications
Eileen Elam
(650) 917-1488
kjcome@cs.com

In Taiwan:
UMC
Alex Hinnawi
(886) 2-2700-6999 ext. 6958
alex_hinnawi@umc.com

SYNAD AND UMC COLLABORATION DELIVERS MERCURY5G CHIPSET: SETS INDUSTRY STANDARD FOR DUAL BAND WIRELESS LAN (WLAN)

World's First Integrated 2.4 GHz and 5 GHz WLAN Dual-Band Chipset Produced on UMC's 0.18-Micron CMOS Process

26 June 2002 –Reading, UK and Hsinchu, Taiwan – Synad, a fabless chip start-up focused on wireless networking, has taken delivery of a working implementation of Mercury5G, the world's first two-chip dual band WLAN chipset, from semiconductor foundry partner UMC (NYSE: UMC).

The integrated chipset is part of Synad's Mercury5G solution, which enables client interoperability and roaming between 2.4 GHz and 5 GHz wireless local area networks (WLANs). Mercury5G also includes protocol software, operating system drivers, a developers kit and reference designs.

The Mercury5G chipset comprises two devices, a radio-chip (SYRF8100) and modem/MAC-chip (SYBB8200). Both devices have been manufactured on UMC's 0.18-micron CMOS process, with the RF chip utilising UMC's RFCMOS enhancements.

"Synad has made a strategic choice in the selection of CMOS technology because of its inherent low cost of manufacture and wide availability. UMC's 0.18-micron CMOS technology has enabled us to create efficient RF circuits at 5GHz and beyond without compromising performance. Creating a single chip, dual band radio is a world first and sets the industry standard for dual band WLAN. UMC's support has been instrumental in our silicon success," said Ashok Dhuna, chief technical officer (CTO), Synad.

Mercury5G's high level of integration delivers minimum system costs and enables manufacturers to build a dual band client solution for a comparable cost to a single band solution.

The all CMOS direct conversion (Zero IF) dual band radio chip supports WLAN standards in both 2.4 GHz and 5 GHz bands. Highly integrated and requiring no external baseband filtering components, it exceeds the performance requirements for both the 5 GHz IEEE 802.11a and 2.4 GHz IEEE 802.11b standards.

Mercury5G also delivers the architectural flexibility in terms of processor headroom, memory and software structure to support emerging standards such as IEEE 802.11g as they are ratified, and to enable end equipment manufacturers to develop innovative client solutions.

“UMC recognises Synad's leadership in dual band technology and is delighted to have cooperated with them on this project. The success of Synad's Mecury5G chipset showcases UMC's leadership in radio, analogue and mixed-signal 0.18-micron CMOS technology,” said Fu Tai Liou, chief officer of worldwide sales and marketing, UMC.

Mercury5G is based on Synad's patent pending AgileRF architecture, devised by Synad to deliver client interoperability between IEEE 802.11 standards, bringing a new class of connectivity and usability without compromising performance.

About Synad

Synad was founded in July 2000 on a vision of pervasive broadband wireless connectivity through the rapid development of low-cost mass-market CMOS chips for the wireless networking industry.

Based in the UK, one of the strongest centres in the world for wireless design, Synad has a growing team of over 50 staff today and is focussed on fulfilling its vision through the development of advanced technologies and products for Wireless Local Area Networking (WLAN).

Synad's first product is Mercury5G, a dual band WLAN solution comprising of a radio-chip (SYRF8100), a modem/MAC-chip (SYBB8200), protocol software, a developers kit and reference designs.

Mercury5G is based on Synad's patent pending AgileRF architecture, devised by Synad to deliver interoperability between IEEE 802.11 standards without compromising data throughput, range or performance. Synad can be found on the web at www.synad.com.

About UMC

UMC (NYSE: UMC, TSE: 2303) is a world-leading semiconductor foundry that manufactures advanced process ICs for applications spanning every major sector of the semiconductor industry. UMC delivers the cutting-edge foundry technologies that enable sophisticated system-on-chip (SOC) designs, including 130nm (0.13um) copper/low k, embedded DRAM, and mixed signal/RF CMOS. In addition, UMC is a leader in 300mm manufacturing with three strategically located 300mm fabs to serve our global customer base: Fab 12A in Taiwan, UMCi in Singapore (completion in early 2002), and AU Pte. Ltd., a joint venture facility with AMD that is also located in Singapore (production in 2005). UMC employs over 8,500 people worldwide and has offices in Taiwan, Japan, Singapore, Europe, and the United States. UMC can be found on the web at www.umc.com.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 7/2/2002

By ______________________

Stan Hung

Chief Financial Officer